Filed by KCS Energy, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: KCS Energy, Inc.
Commission File No. 001-13781

Forward-looking Statements This presentation contains "forward-looking statements" within the meaning of the US Private Securities Litigation Reform Act of 1995, based on Petrohawk's and KCS's current expectations and include statements regarding planned capital expenditures (including the amount and nature thereof), timing for proposed acquisitions and divestitures, estimates of future production, statements regarding business plans and timing for drilling and exploration expenditures, the number of wells both companies anticipate drilling in 2006, the number and nature of potential drilling locations, future results of operations, quality and nature of the combined asset base, the assumptions upon which estimates are based and other expectations, beliefs, plans, objectives, assumptions, strategies or statements about future events or performance (often, but not always, using words such as "expects", "anticipates", "plans", "estimates", "potential", "possible", "probable", or "intends", or stating that certain actions, events or results "may", "will", "should", or "could" be taken, occur or be achieved). Statements concerning oil and gas reserves also may be deemed to be forward looking statements in that they reflect estimates based on certain assumptions that the resources involved can be economically exploited. Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks and uncertainties, which could cause actual results to differ materially from those, reflected in the statements. These risks include, but are not limited to: the possibility that the companies may be unable to obtain stockholder or other approvals required for the acquisition; the possibility that problems may arise in the integration of the businesses of the two companies; the possibility that the acquisition may involve unexpected costs; the possibility the combined company may be unable to achieve cost-cutting objectives; the risks of the oil and gas industry (for example, operational risks in exploring for, developing and producing crude oil and natural gas; risks and uncertainties involving geology of oil and gas deposits; the uncertainty of reserve estimates; the uncertainty of estimates and projections relating to future production, costs and expenses; potential delays or changes in plans with respect to exploration or development projects or capital expenditures; health, safety and environmental risks and risks related to weather such as hurricanes and other natural disasters); uncertainties as to the availability and cost of financing; fluctuations in oil and gas prices; inability to realize expected value from acquisitions, inability of our management team to execute its plans to meet its goals, shortages of drilling equipment, oil field personnel and services, unavailability of gathering systems, pipelines and processing facilities and the possibility that government policies may change or governmental approvals may be delayed or withheld. Additional information on these and other factors which could affect either companies' operations or financial results are included in the companies' other reports on file with the United States Securities and Exchange Commission. Forward-looking statements are based on the estimates and opinions of both companies' management at the time the statements are made. Neither Petrohawk nor KCS assume any obligation to update forward-looking statements should circumstances or management's estimates or opinions change. In its filings with the Securities and Exchange Commission, Petrohawk is permitted to disclose only proved reserves that it has demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions. Petrohawk uses certain terms in this presentation, such as "potential" in relation to reserves that the SEC's guidelines strictly prohibit it from including in filings with the SEC. These estimates are by their nature more speculative than estimates of proved reserves and accordingly are subject to substantially greater risk of the Company not actually realizing them. Investors are urged to closely consider Petrohawk's disclosure of its proved reserves, along with certain risks and uncertainties inherent in its business, set forth in its filings with the SEC.

Additional Information Additional Information About the Transaction and Where to Find It: Petrohawk and KCS will file materials relating to the transaction with the SEC, including one or more registration statement(s) that contain a prospectus and a joint proxy statement. Investors and security holders of Petrohawk and KCS are urged to read these documents (if and when they become available) and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information about Petrohawk, KCS and the transaction. Investors and security holders may obtain these documents free of charge at the SEC's website at www.sec.gov. In addition, the documents filed with the SEC by Petrohawk may be obtained free of charge from Petrohawk's website at www.petrohawk.com. The documents filed with the SEC by KCS may be obtained free of charge from KCS's website at www.kcsenergy.com. Investors and security holders are urged to read the joint proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the proposed acquisition. Petrohawk, KCS and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Petrohawk and KCS in favor of the acquisition. Information about the executive officers and directors of Petrohawk and their direct or indirect interests, by security holdings or otherwise, in the acquisition will be set forth in the proxy statement-prospectus relating to the acquisition when it becomes available. Information about the executive officers and directors of KCS and Petrohawk and their direct or indirect interests, by security holdings or otherwise, in the acquisition will be set forth in the proxy statement-prospectus relating to the acquisition when it becomes available.

Unparalleled Assets Positioned to be one of the most concentrated property portfolios among large-cap E&P companies Combined position in North Louisiana's Elm Grove and Caspiana fields creates a premier position in an evolving natural gas basin Sets Petrohawk apart as a dominant operator in Onshore Gulf Coast region A virtual overlay of core operating areas, and the combination of experienced technical staff to complement development and exploration potential Well-Capitalized Operating Platform Appropriate use of leverage with well-developed plan to enhance balance sheet and operating statistics Increased capital availability to apply over larger opportunity set of properties Value Creation Immediately accretive to cash flow, production and NAV on a per share basis HAWK + KCS: A Powerful Combination

Deal Overview Petrohawk Energy Corporation Houston, Texas NASDAQ: HAWK Floyd C. Wilson, Chairman, President and CEO KCS Energy, Inc. Houston, Texas NYSE: KCS James W. Christmas, Chairman and CEO Pro Forma Ownership - 50% HAWK / 50% KCS 9-member board, 5 HAWK, 4 KCS Expect to close Q3 2006 Offer Summary Implied Transaction Value Combination Attributes Creates one of the most concentrated asset portfolios among large-cap E&P Immediately accretive on cash flow, production and NAV per share Unites experienced technical staffs Significant development and exploration potential from a virtual overlay of core operating areas

HAWK + KCS: A Powerful Combination 1 Tcfe of Proved Reserves 82% gas 68% proved developed 74% operated 900 proved drilling locations $3.2 billion SEC PV10 291 Mmcfe/d current production 9.2 year R/P Multi-year development drilling inventory ~3 Tcfe of Upside Potential over 4,000 identified non- proved drilling locations KCS and HAWK reserves as of 12/31/05 proforma 2006 year-to-date acquisitions and divestments.

HAWK + KCS: Top 15 Fields

HAWK + KCS: Key Statistics Pro Forma All information pro forma GOM divestment (HAWK), and Winwell (HAWK) and Terryville (KCS) acquisitions. Production is as of April 2006 pro forma for these transactions. Resource Potential does not include exploratory upside

HAWK + KCS: Regional Breakout

Proved Prob/Poss Arkoma / Anadarko 346 179 30.5 S. TX E TX/N LA Permian Arkoma / Anadarko 198 209.1 58.6 58.3 Combined $525 million drilling budget for 2006 - ~85% operated Funded from discretionary cash flow Attractive risk profile Total 2006 Drilling Budget by Category ($MM / % of Total) Total 2006 Drilling Budget by Region ($MM / % of Total) Non-Proved $179 / 34% Proved $346 / 66% Permian $59 / 11% S. TX / Gulf Coast $198 / 38% E. TX / N. LA $209 / 40% Arkoma / Anadarko $58 / 11% HAWK + KCS: 2006 Drilling Budget

Petrohawk's Growth through Acquisitions May 2004 November 2004 February 2005 July 2005 January 2006 April 2006 Beta Oil & Gas 30 Bcfe Wynn Crosby Energy 200 Bcfe Proton Energy 28 Bcfe Mission Resources 226 Bcfe Winwell Resources 106 Bcfe KCS Energy 463 Bcfe Bcfe (Closing Expected Q3 2006)

Dec. 31, 2004 Reserves 219 Bcfe 2005 Divestments (29) Bcfe 2005 Production (29) Bcfe Bcfe 2005 Organic Growth = 437 Bcfe 152% 2005 reserve replacement Development Drilling: Identify and Exploit Opportunities Focus on underdeveloped properties with upside and acceleration potential Exploration Program: Drill Well-Known Basins and Formations Technology-driven with exposure to conventional and unconventional plays + 44 Bcfe 2005 Year-End Reserve Estimate (1) 1 At December 31, 2005, NSAI 2005 Acquisitions 233 Bcfe Petrohawk's Growth through the Drill Bit

KCS's Growth through the Drill Bit Wells Drilled 2002 2003 2004 2005 East 53 78 130 193 (% Successful) Drilling Success 2002 2003 2004 2005 East 0.74 0.92 0.97 0.93 92% Drilling success over 4 years (454 wells) Drilled 193 wells in 2005 with 93% success Initial Budget of 215 Wells for 2006 Average ~30% reserve growth per year 3 year F&D Cost - $1.59 / Mcfe Multi-Year Drilling Inventory

Significant Value in Upside Potential Extensive portfolio of growth opportunities All located in existing basins Combined company is estimated to have ~3 Tcfe of upside Note: Resource and exploration potential are unrisked internal estimates only and vary with time and drilling results.

A Compelling Combination: E. TX/No. LA Region 99 Mmcfe/d production 356 Bcfe proved reserves $209 Million Budget 10 Rigs Active: 43 Wells Drilled in Q1 SHELBY RUSK PANOLA HARRISON MARION CAMP GREGG DE SOTO HENDERSON VAN ZANDT CADDO BOSSIER WEBSTER BENVILLE CLAIBORNE LINCOLN QUACHITA MARION WASHINGTON Joaquin Carthage, S. Blocker Caspiana Elm Grove Longwood Terryville Unionville Drew S. Elm Grove Caspiana James Lime Project Benson Petrohawk KCS

Largest operator in Elm Grove / Caspiana 125 Mmcfe/d gross operated 6 operated rigs Long-lived legacy natural gas asset Substantial upside potential 67,720 gross acres $133 million capex planned in 2006 3 HAWK-operated rigs, 3 KCS-operated rigs Ongoing multi-year drilling program Over 1,000 drilling locations identified Premier Asset: Elm Grove / Caspiana Fields Petrohawk KCS

kjh San Miguel Creek Bob West Petrohawk KCS A Compelling Combination Petrohawk and KCS Onshore Gulf Coast Division CAMERON CALCASIEU JEFFERSON DAVIS TERREBONNE LAFOURCHE JEFFERSON ST. BERNARD WASHINGTON MARION JEFFERSON DAVIS HARRIS GALVESTON WHARTON DE WITT GOLIAD VICTORIA LIMESTONE FREESTONE MADISON Cypress/Langham Cross Creek Dickinson Chocalate Bayou Magnet Withers Porters Creek Austin Deep Betsy Marshall E. Marshall O'Connor Ranch Lions Glasscock Ranch Heard Ranch Mission Valley Provident City N. Borchers Dry Hollow Provident City La Jara Los Midios La Reforma La Reforma Nabors Ann Mag Coquat SHELBY RUSK PANOLA Back Ridge W. Chalkley Second Bayou Broussard Reddell W.Lake Verret S.Bayou Boeuf S.W.Lake Boeur Gueydan N. Leroy A Compelling Combination: S. Texas / Gulf Coast 99 Mmcfe/d production 226 Bcfe proved reserves $182 Million Budget 7 Rigs Active: 21 Wells Drilled Q1

Premier Asset: 3D in South Texas / Gulf Coast 3D Coverage and Joint Ventures in 3D Exploration Plays c

Petrohawk KCS SUTTON EDWARDS LEA ANDREWS EDDY LOVING Waddell ROC TXL Sawyer Canyon Haley W.Shugart. A Compelling Combination: Permian 40 Mmcfe/d production 240 Bcfe proved reserves $59 Million Budget 4 Rigs Active: 25 Wells Drilled in Q1 Jalmat S. Kemnitz.

Panola Talihina, NW Wilburton LE FLORE LATIMER YELL PITTSBURG HUGHES HASKELL CANADIAN WASHITA WHEELER ROBERTS UPSCOMB ELLIS WOODWARD OCHIL TREE BEAVER HARPER HANSFORD Kinta Mayfield, NE Carpenter Fitts S. Pine Hollow Fayetteville Shale Caney / Woodford Shale Flower Prospect A Compelling Combination: Anadarko / Arkoma Petrohawk KCS 35 Mmcfe/d production 109 Bcfe proved reserves $58 Million Budget 1-4 Rigs Active: 21 Wells Drilled in Q1 Lipscomb

Pro Forma Capitalization Expected Mix of Financing Committed Funding - $1.5B - BNP Paribas Revolving Credit Facility (combined HAWK and KCS reserves) $1.25 billion facility, $850 - 900MM Initial Borrowing Base LIBOR + 1.50% (based on current facility) $125 - $175MM of projected liquidity (depending on 2nd Lien Draw) Second Lien Facility / High Yield $600 - 650MM Pro forma Debt / Total Cap of approximately 43% Pro forma EBITDA / Interest of approximately 6.5x Pro forma capitalization subject to change

Hedge Schedule As of 4/20/06. Average prices are volume-weighted.

HAWK + KCS: Summary Continue Proven Strategies of Both Companies Acquire Strategically Operated, gas-biased properties in core areas with upside potential Acquire as much upside as proved Organic Growth Focus on underdeveloped properties with upside and acceleration potential Technology-driven with exposure to conventional and unconventional plays Active Portfolio Management Divest high-cost, non-operated properties with limited upside Maintain Financial Flexibility Build to Sell Combined management group will own approximately 6% of the company

HAWK + KCS: Comparables

HAWK + KCS: Comparables